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                                                                    EXHIBIT 99.1


                    OLICOM REPORTS FIRST QUARTER 1999 RESULTS

COPENHAGEN, DENMARK AND DALLAS, USA, APRIL 22, 1999 - Olicom A/S (Nasdaq NMS:
OLCMF), today reported preliminary financial results for the first quarter ended March 31, 1999.

o First quarter net sales were $37.1 million, down 37.9 percent compared to $59.7 million in 1998 (up 60.7 percent sequentially).

o Net loss for the first quarter was $5.8 million, compared to $4.6 million in net income reported for the first quarter of 1998. Net loss for the fourth quarter of 1998 was $29.9 million.

o Gross margin for the first quarter of 1999 was 41.5 percent, including a $1 million non-recurring charge relating to a customs claim. Excluding this charge, gross margin was 44.3 percent compared to 49.9 percent for the first quarter of 1998.

o The loss per share in the first quarter of 1999 was $0.32 on 17.9 million shares outstanding, compared with a gain of $0.25 per share reported for the first quarter of 1998 on 18.6 million shares outstanding, and a loss of $1.68 in the fourth quarter of 1998 on 17.9 million shares outstanding.

o Olicom has acquired a majority holding in Digianswer A/S, a provider of state-of-the-art technology for local wireless communication.

o    Suite of Fast Ethernet switching products announced on schedule.

International sales amounted to $20.3 million or 54.8 percent of total sales for the quarter, while sales in the Americas were $16.8 million corresponding to
45.2 percent of sales. Continued price pressure and a softening of the Token-Ring market affected sales in the first quarter. Also, the Company's action to bring channel inventory levels back to normal, which was completed in the first quarter, had a negative impact on sales. Sales to end users were largely unchanged sequentially.

Desktop Network Interface products showed revenue of $16.1 million for the quarter, down 49.2 percent compared to the first quarter of 1998 (up 48.5 percent on the fourth quarter of 1998). Notebook Connectivity products generated $7.7 million in revenue, up 12.1 percent compared to the first quarter of 1998 (up 103.9 percent sequentially). Network Systems products, which primarily comprise the Company's switching products, showed revenue of $12.2 million, down
34.1 percent compared to the first quarter of 1998 (up 58.8 percent sequentially). Network Services, which primarily comprise royalty payments, amounted to $1.1 million, down 61.0 percent compared to the first quarter of 1998 (up 52.9 percent sequentially).

Gross margin for the first quarter of 1999 was 41.5 percent, including a $1 million non-recurring charge relating to a Danish customs claim. The Company is disputing the claim, which relates to the classification, for customs purposes, of finished goods received from 1996 through 1998. Excluding this charge, gross margin was 44.3 percent, in line with the Company's business model, compared to
49.9 percent for the first quarter of 1998.


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S&M expenses decreased by 4.7 percent to $15 million compared with $15.7 million for the first quarter of 1998 (sequentially, sales and marketing expenses decreased 16.9 percent). The decrease was primarily due to lower personnel expenses resulting from the reduction in headcount associated with the Company's restructuring announced November 30, 1998. As the Company's new marketing model, which incorporates variable spending tied to channel programs became operational, sales promotion expenses increased. R&D expenses were $4.8 million in the first quarter of 1999, down 3.4 percent compared with the first quarter of 1998 (down 17.3 percent sequentially). This development was largely a result of savings on travel and other discretionary spending. G&A expenses increased by
13.5 percent compared with the first quarter of 1998 (down 3.9 percent sequentially), primarily due to non-recurring expenses.

Following recent staff reductions and the sale of Lasat, Olicom's headcount at March 31, 1999 was 608 compared to 886 at the end of the first quarter of 1998 (640 at December 31, 1998).

The loss per share in the first quarter of 1999 was $0.32 on 17.9 million shares outstanding, compared with a gain of $0.25 per share reported for the first quarter of 1998, on 18.6 million shares outstanding, and a loss of $1.68 in the fourth quarter of 1998 on 17.9 million shares outstanding.

Niels Christian Furu, Olicom's chief executive officer, commented: "The results for the first quarter, although disappointing on revenue, incorporate several encouraging developments. Our expense base has been significantly reduced and we have implemented strict controls on spending, as evidenced by the sequential decline in expenses. Further, as predicted in our last earnings release, channel inventory is now back in line. Our focus is now on reducing our own inventories, and we have already implemented a plan to reduce purchase orders to a more conservative level."

"In line with our strategy release on November 30, 1998, Olicom announced during the first quarter a suite of Fast Ethernet switching products, specifically designed to address the needs of customers migrating from Token-Ring to Fast Ethernet. We are encouraged by initial customer orders and the very positive reception for our Token-Ring to Fast Ethernet translational switch."

Olicom has acquired an additional 31.9 percent of the shares in Digianswer A/S, a provider of state-of-the-art technology for local wireless communication. With this transaction, Olicom controls 66.9 percent of Digianswer, and has the option to purchase the remaining shares owned by that Company's founder. Amongst Digianswer's core competencies are the design and development of products and technologies for mobile communications, hands-free telephony, voice recognition and software code for digital signal processing of voice. Digianswer is at the forefront of the development and implementation of the new "Bluetooth" technology for local wireless communication. "Bluetooth" technology is supported by major players in the converging telecom and data networking industries. Digianswer employs approximately 35 people, mainly comprising R&D engineers.


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Niels Christian Furu continued: "We remain fully committed to our strategy of maintaining leadership in Token-Ring, a stepwise entry into the Fast Ethernet market and a determined effort to develop strategic alliances and partnerships. Our marketing alliance with Cabletron, announced in February this year, has already produced additional revenue, and we expect more from this and similar alliances in the future, as well as from the acquisition of the majority holding in Digianswer."

If the Token-Ring market continues to weaken, and with the disappointing first quarter revenue, achievement of Olicom's financial targets for full year 1999 will be more difficult. Olicom's financial goals are predicated on the Company's penetration of the Fast Ethernet switching market, the successful establishment of strategic alliances, and its continued leadership in Token-Ring.

Note

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in years beginning after June 15, 1999. Olicom has chosen to follow this standard as of the beginning of 1999. The net effect of this is a reclassification of a hedging gain of $100,000 from "Interest income and other, net" to the respective items above "Income (loss) from continuing operations".

OLICOM BACKGROUND

Olicom, a leading global supplier of high-performance data networking solutions, designs, develops, manufactures, and markets its products for large, geographically dispersed enterprises. It specializes in providing campus network connectivity solutions, advanced technical support services and ClearStepSM evolution strategies for networks in transition. The Company's products are distributed worldwide by a network of strategic partners and resellers. More information on Olicom is available from the Company's SEC filings or by contacting the Company directly. See Olicom news, product, and service information on its Web site at http://www.olicom.com.

Olicom is a registered trademark. ClearStep is a service mark of Olicom A/S. All other brand and product names are registered trademarks of their respective holders.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements, involving risks and uncertainties that may cause actual results to differ materially. Among the factors that could cause results to differ are uncertain market conditions, overall demand levels for networking solution products, the timely development of new products, intense competition in the networking industry and the Company's ability to execute strategies efficiently and effectively. Further information may be found in Olicom's periodic filings with the US Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company's business that could cause actual results to materially differ from those contained in the forward-looking statements.

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